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                        [Letterhead of DoubleTwist, Inc.]

March 7, 2001

VIA EDGAR TRANSMISSION AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W. - Mailstop 0409
Washington, D.C. 20549
Attn:    Ms. Nicole N. Maddrey
         Ms. Grace Lee

RE: DOUBLETWIST, INC.: REGISTRATION STATEMENT ON FORM 8-A FILED ON SEPTEMBER 19, 2000 (FILE NO. 000-31565)

Ladies and Gentlemen:

         This letter is filed in reference to the Registration Statement on Form 8-A, Commission File No. 000-31565, of DoubleTwist, Inc.
("DoubleTwist"), which was filed on September 19, 2000 pursuant to Section 12(g) of the Securities and Exchange Act of 1934, as amended (the "Form 8-A"). DoubleTwist hereby respectfully requests the consent of the Securities and Exchange Commission to withdraw the Form 8-A, including all exhibits thereto, without prejudice on the grounds that DoubleTwist is concurrently withdrawing its Registration Statement on Form S-1.

         Please forward copies of the order consenting to the withdrawal of the Form 8-A to the undersigned at DoubleTwist, Inc., 2001 Broadway, Oakland, CA 94612 and to Karen Berk at Heller Ehrman White & McAuliffe, 275 Middlefield Road, Menlo Park, CA 94025.

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         If you have any questions regarding this application, please contact
Karen Berk of Heller Ehrman White & McAuliffe at (650) 324-7152.

                                   Very truly yours,

                                   DOUBLETWIST, INC.

                                   /s/ Gregory C. Thayer
                                   Gregory C. Thayer
                                   Vice President, Corporate Development,
                                   and General Counsel


cc:      Stephen C. Ferruolo, Esq.
         Bruce Czachor, Esq.